SIDERURGICA VENEZOLANA "SIVENSA", S.A.

RECEIVED

[redacted]

Caraca

05010802

COMMISSION FILE

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL

Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed documents are being furnished by Sivensa pursuant to its exemption from section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of each single page and on the first page of each bound document enclosed herewith.

Very Truly Yours,

PROCESSED
AUG 3 0 2005
THOMSON
FINANCIAL

Héctor Peña
Judicial Representative

Av. Venezuela, Torre América, piso 12, Bello Monte, Cod. Postal 1050, Apartado 4693,
Tlf: (0212) 707 62 00 (Master), Fax: (0212) 707 64 58

Merger:

As it has been previously informed, a merger between Venprecar and Orinoco Iron, C.A., is expected to be effective on August 27th. Once the merger is verified, the surviving entity, Venprecar, will be owned 67% by IBH.

Among the benefits of the merger, Venprecar will obtain a considerable reduction of operation costs and expenses derived from a more efficient organizational structure, and the consolidation of all financial commitments and obligations in a sole entity.

Siderúrgica Venezolana Sivensa S.A. comprises three divisions: Sidetur, engaged in the manufacture of steel products for the manufacturing, construction and infrastructure industries; International Briquettes Holding, IBH, which groups the plants that produce iron briquettes that are used as high-quality raw material in steel mills; and Vicson, which manufactures wires and wire products for the manufacturing, construction, agriculture and infrastructure sectors. The partners of Sivensa are: in the Vicson division: Bekaert Corporation, and in the IBH division: CVG Ferrominera Orinoco. Sivensa's labor force at March 31, 2005 was 2,985 workers.

THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "MAY," "MIGHT," "WILL," "SHOULD," "COULD," "WOULD," "EXPECT," "PLAN," "ANTICIPATE," "BELIEVE," "ESTIMATE," "PROJECT," "PREDICT," "INTEND," "POTENTIAL" OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. THESE STATEMENTS RELATE TO FUTURE EVENTS OR OUR FUTURE FINANCIAL PERFORMANCE AND INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO VARY MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY THESE FORWARD-LOOKING STATEMENTS. ALTHOUGH WE BELIEVE THAT THE EXPECTATIONS REFLECTED IN THE FORWARD-LOOKING STATEMENTS ARE REASONABLE, WE CANNOT GUARANTEE FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS. WE CAUTION YOU NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH REFLECT OUR ANALYSIS ONLY AND SPEAK ONLY AS OF THE DATE HEREOF. WE UNDERTAKE NO OBLIGATION TO PUBLICLY UPDATE THE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT EVENTS OR CIRCUMSTANCES.

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Antonio Osorio
Investor Relations
Telephone: 58-212-707.62.80
Telefax: 58-212-707.63.52
E-mail: antonio.osorio@sivensa.com

SIVENSA ANNOUNCES A GROUP OF RESOLUTIONS RELATED TO IBH

CARACAS, AUGUST 22, 2005. Sivensa's subsiadiary International Briquettes Holding ("IBH") announced that, in connection with the merger of Venprecar and Orinoco Iron C.A., which is expected to become effective on August 27, 2005, a series of resolutions were adopted on August 18, 2005. The result of these resolutions includes a recapitalization of Orinoco Iron C.A. and the reduction of the net financial debt by US$ 477 million.

A summary of the main resolutions follows:

1. Set-off of restricted assets of US$ 441.3 million consisting of US$66 million of bank loans, and US$ 375.3 million of debt to the senior lenders[1].

2. Neutralization of Long Term Loans with Financial Institutions and Loans assigned by BHP to the Senior Lenders, in the amounts of US$459.8 million and US$17.2 million, respectively, through a contribution pending for capitalization to be used to set off the accumulated losses of Orinoco Iron, C.A..

3. Increase of 9.86% in IBH's beneficial ownership of Orinoco Iron C.A., and decrease of 23.17% in IBH's beneficial ownership of Venprecar, resulting in IBH's beneficial ownership of IBH in Orinoco Iron, C.A. and Venprecar being 60.86% and 74.67%, respectively.

As a result of the above, the bank debt of Orinoco Iron, C.A. was reduced to approximately US$ 311 million.

[1] Information related to this procedure was advanced in the quarterly financial reports of Sivensa published in April and July 2005. The restricted assets are amounts related to account receivables of Orinoco Iron and Venprecar which the banks foreclosed due to the default situation of Orinoco Iron on its financing agreements.